

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 12, 2010

Mr. Dennis Lorrig
Chief Executive Officer
Denarii Resources, Inc.
502 E. John Street
Carson City, Nevada 89706

Re: Denarii Resources, Inc.
Item 4.02 Form 8-K Filed December 10, 2009
Item 4.02 Form 8-K/A Filed February 2, 2010
Item 4.02 Form 8-K/A Filed April 21, 2010
Item 4.02 Form 8-K Filed May 12, 2010
Response Letter Dated April 21, 2010
File No. 000-53389

Dear Mr. Lorrig:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549



DATE: December 14, 2009

TO: Ms. Leslie Rutledge (one of your guests)
                Denarii Resources, Inc.
                (949) 464-6010 Room Number 3912 (Fax)

FROM: John Cannarella
                Branch Chief
                United States Securities and Exchange Commission
                Division of Corporation Finance
                (202) 551-3337 (Tel)
                (703) 813-6982 (Fax)

Re: Denarii Resources, Inc.
                Item 4.02 Form 8-K Filed December 10, 2009
                File No. 000-53389

Number of pages including cover sheet:

The original version of this letter will follow via United States Postal Service.